6/10

895027

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-6 **FISCAL YEAR:**

(03/94)

895027

83-6

03 JUN 10 AM 7:21

European Bank
for Reconstruction and Development

j s ire (redir assign mm 03/53 0003)

RECD S.E.C.
JUN 6 2003
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

6 June 2003

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 6 June 2003 filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

Duly Authorised Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
US$15,000,000 Callable Indexed Notes due June 11, 2008
by the Bank
pursuant to its
EUR 20,000,000,000 Euro Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated June 6, 2003

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") US$15,000,000 Callable Indexed Notes due June 11, 2018 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Euro Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 30, 2002, as supplemented by a Pricing Supplement dated June 6, 2003 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated June 6, 2003 pursuant to a Programme Agreement dated August 30, 2001 with Morgan Stanley & Co. International Limited ("MS"). Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), MS has agreed to purchase the Notes. The obligations of MS are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	—	100.00%
Total	US$15,000,000	—	US$15,000,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Bank has agreed to pay the fees and expenses of its legal and other professional advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) Copy of an opinion of counsel as to the legality of the Notes.*

(b) (i) The Programme Agreement dated August 30, 2002.*
(ii) The Purchaser's Confirmation dated June 6, 2003.
(iii) The Agency Agreement dated August 30, 2002.*

(c) (i) The Prospectus dated August 30, 2002.*
(ii) The Pricing Supplement dated June 6, 2003.

---

* Previously filed with the Securities and Exchange Commission on December 20, 2002.

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

PURCHASER'S CONFIRMATION FOR NON-SYNDICATED ISSUES

6 June 2003

To: European Bank for Reconstruction and Development
Attention: Benedicte Perrier

Dear Sirs,

European Bank for Reconstruction and Development
USD 15,000,000 Callable Indexed Notes due 11 June 2018
Issued pursuant to a Euro Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

Notwithstanding the provisions of Clause 9 of the Programme Agreement, we agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of the Agent and any paying agents;

(c) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(d) the cost of listing the Notes (other than Unlisted Notes); and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD 15,000,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with The Depository Trust Company, account number 050.

Morgan Stanley

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For: Morgan Stanley & Co. International Limited

By: ....

Authorised signatory

European Bank for Reconstruction and Development
USD 15,000,000 Callable Indexed Notes due 11 June 2018
issued pursuant to a Euro Medium Term Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures".

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollars ("USD")
2	Nominal Amount:	USD 15,000,000
3	Type of Note:	Indexed Notes
4	Issue Date:	11 June 2003
5	Issue Price:	100 per cent. of the Nominal Amount
6	Maturity Date:	11 June 2018
7	Fungible with existing Notes:	No
8	Pricing Supplement to be read in conjunction with Prospectus dated:	30 August 2002

FORM OF THE NOTES

9	Form of Note:	Registered
10	Specified Denomination(s):	USD 1,000
11	Exchange of Bearer Notes:	Not Applicable
12	Talons for future coupons to be attached to definitive Bearer Notes	Not Applicable
13	(a) Registered holder of Registered Global Note:	Cede & Co, as the nominee for The Depository Trust Company, New York ("DTC")
	(b) Exchange of Registered Global Note:	The Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances: (i) upon the occurrence of an Event of Default; (ii) if Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is

available; or

(iii) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes.

For this purpose, the fifth paragraph of the Registered Global Note shall be deemed to be amended accordingly.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		11 June 2003

Fixed Rate Notes:

16	(a)	Fixed Rate(s) of Interest:	Not Applicable
	(b)	Fixed Interest Date(s):	Not Applicable
	(c)	Initial Broken Amount per denomination:	Not Applicable
	(d)	Final Broken Amount per denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Not Applicable
	(f)	Business Day Convention:	Not Applicable
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Not Applicable
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable

Zero Coupon Notes:

17	(a)	Accrual Yield:	Not Applicable
	(b)	Reference Price:	Not Applicable
	(c)	Other formula or basis for determining Amortised Face Amount:	Not Applicable
	(d)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	Not Applicable

Floating Rate Notes and Indexed Notes

18	(a)	Manner in which Rate of Interest is to be determined:	See paragraph 23 below
	(b)	Margin(s):	Not Applicable
	(c)	Minimum Rate of Interest (if any):	Not Applicable
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction:	Not Applicable
19	If ISDA Determination:		
	(a)	Floating Rate Option:	Not Applicable
	(b)	Designated Maturity:	Not Applicable
	(c)	Reset Date:	Not Applicable
20	If Screen Rate Determination:		
	(a)	Reference Rate:	Not Applicable
	(b)	Relevant Screen Page:	Not Applicable
	(c)	Interest Determination Date:	Not Applicable
21	If Indexed:		See Paragraph 23 below
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:		Not Applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:		
	(a)	Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Interest Payment Dates shall be 11 December and 11 June in each year from and including 11 December 2003 to and including the earlier of the Call Redemption Date (as determined in accordance with paragraph 27(a)) and the Maturity Date
	(b)	Business Day Convention:	Following Business Day

(c)	Business Day definition if different from that in Condition 4(b)(i):	For the purposes of Condition 4(b)(i) **"Business Day"** means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
(e)	Terms relating to calculation of Interest Amount:	The Interest Amount per Specified Denomination payable on each Indexed Note on each Interest Payment Date shall be payable in USD and shall be calculated by the Calculation Agent (using the determinations of the Determination Agent referred to below) in accordance with the following formula, provided that (in that order) : (i) the resultant amount of the square brackets shall be rounded to the sixth decimal place (with 0.0000005 being rounded upwards) and (ii) the resultant amount of the formula shall be rounded to the nearest cent (with half a cent being rounded upwards) [7.00% x N/365] * USD 1,000. *Where* "N" is the total number of calendar days in the relevant Interest Period on which the Reference Rate is within the Accrual Range, as determined by the Determination Agent; **"Reference Rate"**, as determined by the Determination Agent for each calendar day during the relevant Interest Period, means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months (the **"Designated Maturity"**) which appears on Telerate Page 3750 (or such other page as may replace that page on such service) at 11.00 a.m. London time on the relevant calendar day provided that: (i) if such rate does not appear as described above, the rate for such calendar day shall be determined on the basis of the rates at which

such deposits are offered by four major banks to prime banks in the London interbank market at approximately 11.00 a.m., London time for a period of the Designated Maturity in which case, the Determination Agent will request the principal London office of each such major bank to provide a quotation of its rate, and (A) if at least two such quotations are provided, the rate will be the arithmetic mean of the quotations; (B) if fewer than two quotations are provided as requested, the rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Determination Agent at approximately 11.00 a.m., New York City time, for loans in USD to leading European banks for a period of the Designated Maturity;

(ii) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day;

(iii) the Reference Rate applicable five Business Days prior to an Interest Payment Date will be the applicable Reference Rate for such day and for each calendar day thereafter in the Interest Period; and

"**Accrual Range**" means:

for each Interest Period within the period from and including 11 June 2003 to but excluding 11 June 2006, equal to or greater than zero per cent. but less than or equal to 4.50 per cent.;

for each Interest Period within the period from and including 11 June 2006 to but excluding 11 June 2009, equal to or greater than zero per cent. but less than or equal to 5.50 per cent.;

for each Interest Period within the period from and including 11 June 2009 to but excluding 11 June 2012, equal to or greater than zero per cent. but less than or equal to 6.50 per cent.;

for each Interest Period within the period from and including 11 June 2012 to but excluding 11 June 2015, equal to or greater than zero per cent. but less than or equal to 7.50 per cent.;

for each Interest Period within the period from 11 June 2015 to but excluding 11 June 2018, equal to or greater than zero per cent. but less than or equal to 8.50 per cent.

The Determination Agent shall notify the Calculation Agent of its determination of N as soon as practicable after such determination (but in no event later than four (4) Business Days prior to the relevant Interest Payment Date) whereupon the Calculation Agent shall promptly calculate the Interest Amount payable per Specified Denomination on the relevant Interest Payment Date and, as soon as practicable thereafter, notify the Issuer and the Noteholders thereof.

For the purposes of this paragraph 23(e)

(i) a "**Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City; and

(ii) a "**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London.

(f) Party responsible for calculation of the Interest Amount: Citibank N.A. (the "**Calculation Agent**") as set out herein and as agreed with the Issuer in accordance with clause 8.4 of the Agency Agreement. All references to the Calculation Agent will include any

			successor or successors to Citibank N.A. as Calculation Agent in respect of the Notes
	(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	Morgan Stanley Derivative Products Inc. (the "**Determination Agent**") shall be responsible for those duties and functions specified herein in accordance with the provisions of a determination agency agreement entered into between the Issuer and the Determination Agent dated 3 January 2003, as amended and/or supplemented from time to time (the "**Determination Agency Agreement**"). All references to the Determination Agent shall include any successor or successors to Morgan Stanley Derivative Products Inc. as Determination Agent in respect of the Notes.
	(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purpose of Condition 6(e), "**Payment Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London, New York City and the relevant place of presentation.
25	Dual Currency Notes:	Not Applicable
26	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	Yes
			The Issuer has the right to redeem the Notes (in whole but not in part) on a Call Redemption Date (as defined below) at USD 1,000 per Specified Denomination together with the interest accrued to (but excluding) the Call Redemption Date by giving notice to the Agent of such redemption not less than ten (10) Business Days (as defined below) prior to the relevant Call Redemption Date.
			The Agent shall give notice of such redemption to the Noteholders as soon as

			practicable, but in any event not later than two (2) Business Days after having been notified by the Issuer in accordance with Condition 5(b) (except that the timing of such notice as referred to therein shall be amended as set out above). For the avoidance of doubt, in the event of the Issuer exercising its option under this paragraph 27(a), the calculation of the amount of interest due on the Call Redemption Date will not be adjusted in accordance with the Following Business Day Convention, notwithstanding the fact that the Call Redemption Date may have been so adjusted. *Where:* **"Business Day"** means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business and settle payments in London and New York City. **"Call Redemption Dates"** means 11 December and 11 June in each year, from (and including) 11 December 2003 to (and including) 11 December 2017, subject to adjustment in accordance with the Following Business Day Convention (as defined below). **"Following Business Day Convention"** means that if the Call Redemption Date would otherwise fall on a day which is not a Business Day, then the Call Redemption Date shall be postponed to the next day which is a Business Day.
	(b)	Redemption at Noteholder's option:	No
28	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination of each Note
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable

29	Instalment Note:	Not Applicable
30	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) shall apply

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Non-syndicated
32	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Morgan Stanley & Co. International Limited
33	Stabilising Agent	None
34	Additional sales restrictions:	Not Applicable
35	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
36	Common Code:	016886173
	ISIN Code:	US29874QBG82
	CUSIP Number:	29874QBG8
37	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange
38	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro:	Not Applicable
39	Additional Information:	Not Applicable

There are significant risks associated with the Notes described above including, but not limited to interest rate risk, price risk, liquidity risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes described above unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risk associated with an investment in these Notes.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

Application is hereby made to list this Issue of Notes pursuant to the listing of the Euro 20,000,000,000 Euro Medium Term Note Programme of European Bank for Reconstruction and Development (as from 11 June 2003).

....
CITIBANK, N.A.
(as Agent)